Mail Stop 3561

January 31, 2006

Mr. Bruce Bendell
Acting Chief Financial Officer
The Major Automotive Companies, Inc.
43-40 Northern Boulevard
Long Island City, NY 11101

      Re: The Major Automotive Companies, Inc.
              Form 10-K for the year ended December 31, 2004
              Forms 10-Q for the periods ended March 31, June 30
               and September 30, 2005
              File No. 000-29182

Dear Mr. Bendell:

      We have reviewed your response dated January 27, 2006 along with your Form 10-K/A for the year ended December 31, 2004 and Form 10-Q for the period ended September 30, 2005 filed on the same date and have the following additional comments.

Form 10-Q for the period ended September 30, 2005 filed January 27, 2006

Financial Statements

1.   Please revise to label the amounts reported for December 31, 2004 and September 30, 2004 as restated on the face of the statements. Further, please show the resulting effects on each of the affected balances for each period presented as required by APB 9, paragraph 18. See also paragraph 26 of APB 9.

Note 1. Basis of Presentation and Significant Accounting Policies

2.   Please revise your disclosure to clarify that the financial statements have been restated. Refer to APB 20, paragraphs 36 and 37.

Note 2. Floor Plan Interest, Floor Plan Assistance and Advertising Assistance

3.   The disclosure here, within Critical Accounting Policies, Selected Operating Data, and MD&A Results of Operations indicates interest related to your floor plan financing is included in operating expenses and interest expense. For example, in Critical Accounting Policies you disclose floor plan interest of $912,000 for the three months ended September 30, 2005 is included in interest expense. In MD&A you disclose interest related to floor plan financing for the three months ended September 30, 2005 of $900,000 is included in operating expenses. In the following paragraph of MD&A, you disclose floor plan financing for the three months ended September 30, 2005 of $912,000 is included in interest expense. Please revise as appropriate to describe and disclose the change in presentation of interest expense.

Evaluation of Disclosure Controls and Procedures

4.   We note your statement that you are aware of no errors which have occurred during the period covered by the report for the period ended September 30, 2005. Please revise your disclosure to clarify your consideration of the restatement of the financials in your conclusion that the disclosure controls and procedures were not effective.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any questions.

Sincerely,

Michael Moran
Branch Chief